SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 23, 2017

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant's name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 23, 2017, entitled “Syneron Medical Ltd. Announces Availability of its Annual Report on Form 20-F through its Website.”

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729), and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.
By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: March 23, 2017

Syneron Medical Ltd. Announces Availability of its Annual Report on
Form 20-F through its Website

IRVINE, Calif. March 23, 2017 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced that its Annual Report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 23, 2017, is available on its website (www.syneron.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus.

Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com